UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six-month period ended September 30, 2020

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒   Form40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Happiness Biotech Group Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Registered Direct Offering

The Company entered into certain securities purchase agreement on January 4, 2021, and the Company anticipates to enter into additional securities purchase agreements (the “Purchase Agreements”) relating to the sale of up to 4,200,00 ordinary shares in a registered direct offering (the “RD Offering”). The RD Offering shall expire on July 4, 2021. Pursuant to the Purchase Agreements, the ordinary shares shall be sold at a price per share equal to the volume-weighted average trading price of the ordinary shares for the consecutive five (5) trading days immediately prior to the date when the Company sends a notice to purchase to the purchasers (each date, a “Pricing Date” ).

The first Pricing Date was January 4, 2020. The Company agreed to sell 860,214 ordinary shares at a per share purchase price of $1.86 which is the volume-weighted average trading price of the ordinary shares for the consecutive five (5) Trading Days immediately prior to the first Pricing Date. Assuming that the Company sells all of the 4,200,000 Ordinary Shares at $1.86 per share, the gross proceeds of this Offering will be $7,812,000 before deducting the offering expenses.

Each closing of the Offering will occur on the second business day following each Pricing Date.

The Company currently intends to use the net proceeds from the Offering for developing its e-commerce business carried out by its wholly-owned subsidiary in China, Happy Buy (Fujian) Internet Technology Co., Limited, and for working capital and capital expenditure purposes.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-250026), which became effective on November 23, 2020.

Private Placement

On September 22, 2020, the Company announced the closing of one private placement of 900,000 ordinary shares, US$0.0005 par value per share at an offering price of $2.50 per share, for a total of $2,250,000 in gross proceeds. The Company raised total net proceeds of $2,227,877after deducting offering expenses.

New Subsidiaries

Happy Buy (Fujian) Internet Technology Co., Limited (“Happy Buy”) was incorporated on July 16, 2020, which is a wholly owned subsidiary of Happiness (Nanping) Biotech Co., Limited. Happy Buy will focus on further developing our e-commerce business.

Fujian Happiness Medical Equipment Co. Ltd a 51% subsidiary of Fujian Happiness Biotech Co., Limited, which specialized in the sale of facial mask, was set up on April 15, 2020.

Hangzhou C'est La Vie Interactive Technology Co., Ltd. a 51% subsidiary of Happy Buy, which specialized in the monetization and integration of new media e-commerce and supply chain, was set up on August 26, 2020.

Results of Operations

The following information is derived from our Unaudited Financial Results for the Six Months Ended September 30, 2020 and 2019, attached hereto as Exhibit 99.1.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2020	2019
Revenues	21,877,234	31,357,546
Cost of revenues	(12,299,331)	(15,532,065)
Gross profit	9,577,903	15,825,481

Operating expenses:
Selling and marketing	3,699,676	3,593,053
General and administrative	1,441,736	1,275,679
Research and development	746,898	1,134,505
Total operating expenses	5,888,310	6,003,237

Operating income	3,689,593	9,822,244

Other income (expenses):
Interest income	67,511	29,841
Interest expense	(58,154)	(42,886)
Other income	210,023	95,252
Total other income	219,380	82,207

Income before income taxes	3,908,973	9,904,451

Income tax provision	(722,858)	(1,481,154)

Net income	$3,186,115	$8,423,297
Less: net income attributable to noncontrolling interests	(1,812)	-
Net income attributable to Happiness Biotech Group Limited	3,184,303	8,423,297

Other comprehensive income (loss):
Foreign currency translation adjustment	3,015,157	(3,099,751)
Comprehensive income	$6,201,272	$5,323,546
Less: comprehensive income attributable to noncontrolling interest:
Net income	(1,812)	-
Foreign currency translation adjustments	(5,166)	-
Comprehensive income attributable to Happiness Biotech Group Limited	6,194,294	5,323,546

Basic and diluted earnings per ordinary share
Basic and diluted	$0.13	$0.37
Weighted average number of ordinary shares outstanding
Basic and diluted	25,039,560	23,000,000

Revenues

We generated revenues primarily from manufacture and sales of nutraceutical and dietary supplements made of Lucidum spore powder and others. As of September 30, 2020, we marketed and sold approximately 32 kinds of nutraceutical and dietary supplements products with “Blue Caps” approved by State Food and Drug Administration of PRC (“SFDA”) encompassing over 200 distributors in 27 different provinces and 30 experience stores in China. Revenues decreased by $9,480,312 or 30.2%, to $21,877,234 for the six months ended September 30, 2020 from $31,357,546 for the six months ended September 30, 2019. The decrease was primarily attributed to sales drop of Cordyceps mycelia products, Ejiao solution products, Vitamins and dietary supplements products, and American ginseng products, due to declining retail market, heavier competition and lower pricing in traditional nutrition products market.

Cost of Revenue

Cost of revenue decreased by $3,232,734 or 20.8%, from $15,532,065 for the six months ended September 30, 2019 to $12,299,331 for the six months ended September 30, 2020. Gross margin is also lower by 6.7% for six months period ended September 30, 2020 compared to that for the six months period ended September 30, 2019; amounted to be 43.8% and 50.5% for the six months ended September 30, 2020 and 2019, respectively.

Selling and Marketing Expenses

The selling expenses increased by $106,623, or 3.0%, from $3,593,053 for the six months ended September 30, 2019 to $3,699,676 for the six months ended September 30, 2020, The slight increase was primarily due to more subsidy to experience stores for the six months ended September 30, 2020.

General and Administrative Expenses

The general and administrative expenses increased from $1,275,679 for the six months ended September 30, 2019 to $1,441,736 for the six months ended September 30, 2020, representing a slight increase of $166,057, or 13.0%. The increase was primarily due to expenses of our Cayman entity, mainly consisting of professional service charges and repayment to related parties.

Research and Development Expenses

The research and development expenses decreased from $1,134,505 for the six months ended September 30, 2019 to $746,898 for the six months ended September 30, 2020, representing a decrease of $387,606, or 34.2%. The decrease was primarily due to an absence of all research staff because of the travel restrictions during COVID-19 pandemic and volatile supply of research raw materials.

Income from Operations

The income from operations decreased from $9,822,244 for the six months ended September 30, 2019 to $3,689,593 for the six months ended September 30, 2020, representing a decrease of $6,132,651, or 62.4%. The decrease was primarily due to decrease in revenue as a result of sluggish retail market for the six months ended September 30, 2020.

Income Tax

We incurred income tax expense of $722,858 for the six months ended September 30, 2020, representing a decrease of $758,296 or 51.2%, compared to $1,481,154 for the six months ended September 30, 2019. Our effective income tax rate for the six months ended September 30, 2020 was 18.5%.

Net income

As a result of the foregoing, net income for the six months ended September 30, 2020 was $3,186,115 representing a decrease of $5,237,182, or 62.2% from $8,423,297 for the six months ended September 30, 2019. Net margin was 14.6% for the six months ended September 30. 2020 and 26.9% for the six months ended September 30, 2019, respectively.

Liquidity and Capital Resources

As of September 30, 2020, and March 31, 2020, we had cash and cash equivalents of $43,803,330 and $33,654,765, respectively. We did not have any other short-term investments.

As of September 30, 2020, and March 31, 2020, our current assets were $75,415,297 and $69,984,749, respectively, and our current liabilities were $5,883,956 and $5,507,484, respectively.

Net cash provided by operations for the six months ended September 30, 2020 was $8,638,467 and net cash provided by operations for the six months ended September 30, 2019 was $8,943,354.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020, AND MARCH 31, 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2020	2020
ASSETS
Current assets
Cash and cash equivalents	$43,803,330	$33,654,765
Accounts receivable	21,804,902	30,036,448
Other receivables	246,300	-
Inventories	2,126,986	2,029,406
Prepaid expenses and other current assets	7,433,779	4,264,130
Total current assets	75,415,297	69,984,749

Property, plant and equipment, net	9,074,646	7,896,501
Land use rights, net	740,712	719,722
Other assets	8,333,614	6,496,501
TOTAL ASSETS	$93,564,269	$85,097,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,515,826	$1,549,255
Other payables and accrued liabilities	1,120,301	512,249
Due to related parties	-	844,716
Income tax payable	886,032	568,830
Short-term bank borrowings	2,361,798	2,032,434
TOTAL LIABILITIES	5,883,957	5,507,484

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 25,900,000 and 25,000,000 shares issued and outstanding, respectively	12,950	12,500
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	17,271,429	15,044,002
Statutory surplus reserve	2,064,096	2,064,096
Retained earnings	69,432,507	66,623,204
Accumulated other comprehensive loss	(1,143,822)	(4,153,813)
Total Happiness Biotech Group Limited Shareholders’ Equity	87,637,160	79,589,989

Non-controlling interests	43,152	-
TOTAL SHAREHOLDERS’ EQUITY	87,680,312	79,589,989

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,564,269	$85,097,473

Cash Flows Summary

	For the Six Months Ended September 30,
	2020	2019
Net cash provided by operating activities	$8,638,467	$8,943,354
Net cash used in investing activities	(1,231,874)	(61,831)
Net cash provided by financing activities	1,204,769	1,068,659
Effect of exchange rate changes on cash	1,537,203	(918,906)
Net increase in cash	$10,148,565	$9,031,276

Operating activities

Net cash provided by operating activities was approximately $8.6 million for the six months ended September 30, 2020, as compared to approximately $8.9 million for the six months ended September 30, 2019.

Net cash provided by operating activities for the six months ended September 30, 2020 was mainly due to the increase of prepaid expenses and other assets of approximately $2.9 million and $1.6 million respectively, offset by decrease of account receivable of approximately $9.2 million and increase of other payable and accrued liabilities of approximately $0.4 million.

Investing activities

Net cash used in investing activities was approximately $1.2 million for the six months ended September 30, 2020, as compared to approximately $0.06 million for the six months ended September 30, 2019, due to purchases of equipment for the new subsidiaries.

Financing activities

Net cash used in financing activities was approximately $1.2 million for the six months ended September 30, 2020, as compared to approximately $1.1 million for the six months ended September 30, 2019.

Net cash used in financing activities for the six months ended September 30, 2020 was mainly due to repayment to related parties of approximately $0.8 million, offset by an approximately $2.1 million capital contribution from issue of new shares.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Exhibits.

Exhibit	Description
99.1	Happiness Biotech Group Limited Unaudited Financial Results for the Six Months Ended September 30, 2020 and 2019
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: January 22, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer